eLong Reports Second Quarter 2013 Unaudited Financial Results

Now more than 25 million cumulative downloads of eLong Apps

BEIJING, August 14, 2013 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the second quarter ended June 30, 2013.

Highlights

■	Hotel room nights stayed in the second quarter increased 58% to 5.8 million room nights compared to 3.7 million in the prior year period.

■	Hotel commission revenue for the second quarter increased 29% to RMB198.6 million (US$32.4 million), compared to RMB153.8 million (US$24.2 million) in the second quarter of 2012.

■	Net revenues for the second quarter increased 27% to RMB234.3 million (US$38.2 million), compared to RMB185.0 million (US$29.1 million) in the second quarter of 2012.

■	Mobile hotel bookings comprised more than 20% of total hotel room nights stayed in the second quarter, and are currently expected to comprise approximately 25% of total hotel room nights stayed in the third quarter of 2013. There have now been more than 25 million cumulative downloads of eLong mobile Apps.

“We see an accelerating trend towards mobile hotel bookings, which comprised more than 20% of our hotel room nights in Q2, surpassing our call centers to become our second largest hotel booking channel,” said Guangfu Cui, Chief Executive Officer of eLong. “To capture this great market opportunity, we have moved from an online hotel strategy to a mobile hotel strategy. We are also establishing a US$100 million fund to encourage innovation in this fast-growing area.”

Business Results

Revenues

Total revenues by product for the second quarter of 2013 as compared to the same period in 2012 were as follows (in RMB million):

	Q2 2013	% Total	Q2 2012	% Total	Y/Y Growth
Hotel reservations	198.6	79%	153.8	78%	29%
Air ticketing	35.6	14%	29.9	15%	19%
Other	17.5	7%	13.3	7%	32%
Total revenues	251.7	100%	197.0	100%	28%

Hotel Reservations

Hotel commission revenue increased 29% in the second quarter of 2013 compared to the same period in 2012, primarily due to higher volume, partially offset by lower commission per room night. Room nights stayed in the second quarter increased 58% year-on-year to 5.8 million. Commission per room night decreased 18% year-on-year, primarily due to growth of our coupon program and lower average daily rate hotel room nights. Hotel commission revenue grew to 79% of total revenues from 78% in the prior year quarter.

Air Ticketing

Air ticketing commission revenue increased 19% in the second quarter of 2013 compared to the prior year quarter, driven by a 28% increase in air segments to 671,000, partially offset by a 7% decrease in commission per segment. Commission per segment decreased compared to the prior year quarter, mainly due to a decrease in average ticket price, as well as our air coupon program. Air ticketing commission revenue decreased to 14% of total revenues from 15% in the prior year quarter.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 32% year-on-year in the second quarter of 2013, mainly driven by increased advertising and travel insurance revenue. Other revenue was 7% of total revenues, consistent with the prior year quarter.

Profitability

Gross margin in the second quarter of 2013 was 74%, compared to 75% in the second quarter of 2012. Gross margin decline was driven by lower hotel commission revenue per room night, and was partially offset by operational efficiencies and mix shift to online hotel bookings.

Operating expenses for the second quarter of 2013 as compared to the same period in 2012 were as follows (in RMB million):

	Q2 2013	% of Net Revenue	Q2 2012	% of Net Revenue	Y/Y Growth
Service development	40.4	18%	30.5	16%	32%
Sales and marketing	164.9	70%	90.5	49%	82%
General and administrative	16.1	7%	14.6	8%	10%
Amortization of intangible assets	0.9	-	0.3	-	N/M
Total operating expenses	222.3	95%	135.9	73%	64%

Total operating expenses increased 64% for the second quarter of 2013 compared to the second quarter of 2012. Total operating expenses increased to 95% of net revenues in the second quarter of 2013 from 73% in the prior year quarter which led to an operating loss of RMB47.9 million compared to operating income of RMB3.0 million in the prior year quarter.

Service development expenses consist of expenses related to technology and our product offering, including our websites, platforms and other system development, as well as our supplier relations function. Service development expenses increased 32% compared to the prior year quarter, mainly driven by higher personnel expenses. Service development expenses increased to 18% of net revenues in the second quarter of 2013 from 16% in the same quarter of 2012.

Sales and marketing expenses for the second quarter of 2013 increased 82% over the prior year quarter, driven by increased advertising expenses, online marketing, and hotel commission payments to affiliates. Sales and marketing expenses increased to 70% of net revenues in the second quarter of 2013 from 49% in the same quarter of 2012.

General and administrative expenses for the second quarter of 2013 increased 10% compared to the prior year quarter, mainly driven by higher personnel expenses and professional fees, partially offset by lower share-based compensation charges. General and administrative expenses decreased to 7% of net revenues in the second quarter of 2013 from 8% in the same quarter of 2012.

Other income was RMB13.4 million in the second quarter of 2013 compared to other income of RMB14.0 million in the second quarter of 2012.

Income tax expense for the second quarter of 2013 was RMB43.1 million, compared to income tax expense of RMB1.0 million during the prior year quarter, mainly driven by the recording of a valuation allowance of RMB68.7 million on deferred tax assets.

As of June 30, 2013, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$310 million), substantially all of which was held in Renminbi.

eLong currently intends to allocate US$100 million of its cash balance to investments over a multi-year period in innovations in mobile hotel technology and related areas. The investments will be made through an internal Mobile Travel Innovation Fund.

Net loss for the second quarter of 2013 was RMB76.1 million, compared to net income of RMB16.0 million during the prior year quarter.

Basic net loss per ADS and diluted net loss per ADS for the second quarter of 2013 were each RMB2.20 (US$0.36), compared to basic net income per ADS and diluted net income per ADS of RMB0.46 (US$0.08) in the prior year quarter.

Business Outlook

eLong currently expects net revenues for the third quarter of 2013 to increase by 35% to 45% compared to the third quarter of 2012. This outlook reflects eLong’s current and preliminary view, which is subject to change.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investment in other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its second quarter 2013 unaudited financial results on August 15, 2013 at 8:30 am Beijing time (August 14, 2013, 8:30 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. The toll-free numbers for China Mainland participants are 10800-712-1470 (China Unicom) and 10800-120-1470 (China Telecom) and the toll number for China Mainland participants is 86-400-810-4731. International participants can dial +1-210-795-0512. Pass code: eLong.

Additionally, an archived web cast of this call will be available for one year on the Investor Relations section of the eLong web site at http://elong.investorroom.com/index.php?s=19.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online hotel reservations in China offering consumers a leading hotel network of approximately 220,000 bookable domestic and international properties in 200 countries worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient website and mobile (iPhone, iPad, Android, and Windows Phone) applications and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong provides 24-hour customer support and the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Six Months Ended
	Jun.30, 2012	Mar.31, 2013	Jun.30, 2013	Jun.30, 2013	Jun.30, 2012	Jun. 30, 2013	Jun.30, 2013
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	153,843	180,152	198,546	32,350	276,738	378,698	61,703
Air ticketing	29,944	31,687	35,611	5,802	57,102	67,298	10,965
Other	13,259	19,204	17,524	2,856	27,096	36,728	5,985
Total revenues	197,046	231,043	251,681	41,008	360,936	482,724	78,653
Business tax, VAT and surcharges	(12,007)	(13,648)	(17,360)	(2,829)	(22,744)	(31,008)	(5,052)
Net revenues	185,039	217,395	234,321	38,179	338,192	451,716	73,601
Cost of services	(46,149)	(54,818)	(59,872)	(9,755)	(87,424)	(114,690)	(18,687)
Gross profit	138,890	162,577	174,449	28,424	250,768	337,026	54,914

Operating expenses:
Service development	(30,494)	(36,495)	(40,385)	(6,580)	(57,730)	(76,880)	(12,526)
Sales and marketing	(90,526)	(112,615)	(164,952)	(26,877)	(157,475)	(277,567)	(45,226)
General and administrative	(14,591)	(21,584)	(16,091)	(2,622)	(29,365)	(37,675)	(6,139)
Amortization of intangible assets	(279)	(913)	(911)	(148)	(530)	(1,824)	(297)
Charges related to intangible assets	-	(177)	-	-	-	(177)	(29)
Total operating expenses	(135,890)	(171,784)	(222,339)	(36,227)	(245,100)	(394,123)	(64,217)
Income/(loss) from operations	3,000	(9,207)	(47,890)	(7,803)	5,668	(57,097)	(9,303)

Other income:
Interest income	14,006	14,629	14,857	2,421	25,613	29,486	4,804
Foreign exchange losses	(29)	(539)	(483)	(79)	(646)	(1,022)	(167)
Other	65	521	(949)	(155)	1,489	(428)	(69)
Total other income	14,042	14,611	13,425	2,187	26,456	28,036	4,568
Income/(loss) before income tax benefit/(expense)	17,042	5,404	(34,465)	(5,616)	32,124	(29,061)	(4,735)
Income tax expense	(963)	(3,276)	(43,069)	(7,017)	(3,612)	(46,345)	(7,551)
Share of net income/(loss) in non-consolidated affiliates	(65)	644	1,426	233	(615)	2,070	337
Net income/(loss)	16,014	2,772	(76,108)	(12,401)	27,897	(73,336)	(11,949)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income	16,014	2,772	(76,108)	(12,401)	27,897	(73,336)	(11,949)

Basic net income/(loss) per share	0.23	0.04	(1.10)	(0.18)	0.41	(1.06)	(0.17)
Diluted net income/(loss) per share	0.23	0.04	(1.10)	(0.18)	0.40	(1.06)	(0.17)

Basic net income/(loss) per ADS(2)(3)	0.46	0.08	(2.20)	(0.36)	0.82	(2.12)	(0.34)
Diluted net income/(loss) per ADS(2)(3)	0.46	0.08	(2.20)	(0.36)	0.80	(2.12)	(0.34)

Shares used in computing net income/(loss) per share:
Basic	68,687	69,004	69,201	69,201	68,637	69,103	69,103
Diluted	69,225	69,733	69,201	69,201	69,321	69,103	69,103
Share-based compensation charges included in:	8,168	10,439	6,516	1,062	15,116	16,954	2,762
Cost of services	638	617	560	91	1,103	1,176	192
Service development	3,221	3,480	3,264	532	5,993	6,744	1,099
Sales and marketing	1,069	1,356	897	146	2,354	2,252	367
General and administrative	3,240	4,986	1,795	293	5,666	6,782	1,104

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.1374 on June 30, 2013 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2012	Jun. 30, 2013	Jun. 30, 2013
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	311,140	221,871	36,151
Short-term investments	1,581,502	1,619,367	263,852
Restricted cash	61,400	61,400	10,004
Accounts receivable, net	127,973	186,727	30,425
Amounts due from related parties	23,639	57,764	9,412
Prepaid expenses	21,240	39,843	6,492
Deferred tax assets, current	15,342	5,897	961
Other current assets	53,324	54,000	8,798
Total current assets	2,195,560	2,246,869	366,095
Property and equipment, net	72,362	82,309	13,411
Investment in non-consolidated affiliates	42,031	44,101	7,186
Goodwill	77,782	78,152	12,734
Intangible assets, net	14,712	12,341	2,011
Deferred tax assets, non-current	31,037	3,522	574
Other non-current assets	37,149	37,960	6,184
Total non-current assets	275,073	258,385	42,100
Total assets	2,470,633	2,505,254	408,195

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	119,200	187,532	30,556
Income taxes payable	14,671	7,615	1,241
Amounts due to related parties	89,634	76,741	12,504
Deferred revenue	10,197	29,552	4,815
Accrued expenses and other current liabilities	198,970	216,774	35,319
Total current liabilities	432,672	518,214	84,435
Other liabilities	1,086	86	14
Total non-current liabilities	1,086	86	14
Total liabilities	433,758	518,300	84,449

Shareholders’ equity
Ordinary shares	2,864	2,864	467
High-vote ordinary shares	2,691	2,691	438
Treasury stock	(70,105)	(52,399)	(8,538)
Additional paid-in capital	2,238,577	2,255,122	367,439
Statutory reserves	15,409	15,409	2,512
Accumulated deficit	(152,561)	(236,733)	(38,572)
Total shareholders’ equity	2,036,875	1,986,954	323,746
Total liabilities and shareholders’ equity	2,470,633	2,505,254	408,195

eLong, Inc.

TRENDED OPERATIONAL METRICS

(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1	Q2

Hotel Reservations
Room Nights	2,843	3,666	4,601	5,014	16,124	4,877	5,803
Room Night Y/Y	67%	65%	70%	94%	75%	71%	58%
Average Daily Rate Y/Y	(12%)	(11%)	(9%)	(15%)	(12%)	(4%)	(5%)
Commission/Room Night Y/Y	(19%)	(11%)	(27%)	(29%)	(22%)	(15%)	(18%)
Hotel Commissions Y/Y	36%	47%	24%	38%	36%	47%	29%

Air Ticketing
Air Segments	554	525	662	637	2,378	672	671
Air Segments Y/Y	(6%)	(8%)	12%	11%	3%	21%	28%
Average Ticket Price Y/Y	1%	5%	0%	(4%)	1%	(1%)	(10%)
Commission/Segment Y/Y	(5%)	1%	(7%)	(3%)	(4%)	(4%)	(7%)
Air Commissions Y/Y	(10%)	(7%)	5%	8%	(1%)	17%	19%

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net income/(loss) per ADS, diluted net income/(loss) per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income/(Loss) (“ANI”) and Adjusted Net Income/(Loss) Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income/(loss) plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income/(loss), income/(loss) from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss)	11,883	16,013	(33,140)	5,715	471	2,772	(76,108)
Interest income	(11,607)	(14,006)	(14,955)	(14,691)	(55,259)	(14,629)	(14,857)
Income tax expense (benefit)	2,649	963	(7,178)	(12,450)	(16,016)	3,276	43,069
Depreciation	5,985	6,435	7,096	7,420	26,936	7,759	8,420
Amortization of intangible assets	251	279	279	247	1,056	913	911
Share-based compensation charges	6,948	8,168	6,979	7,853	29,948	10,439	6,516
Foreign exchange losses	618	29	83	1,237	1,967	539	483
Impairment loss on equity method investment	-	-	-	4,812	4,812	-	-
Other	(873)	-	(641)	1,627	113	(988)	(476)
Adjusted EBITDA	15,854	17,881	(41,477)	1,770	(5,972)	10,081	(32,042)

Adjusted Net Income/(Loss) generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income/(loss) plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income/(Loss) is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income/(Loss) Per Share is defined as Adjusted Net Income/(Loss) divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income/(Loss) Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income/(Loss) Per Share purposes are therefore higher than shares outstanding for GAAP Net Income/(Loss) Per Share purposes. We believe Adjusted Net Income/(Loss) Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense/(benefit), but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income/(Loss) does not include all items that affect our net income/(loss) and net income/(loss) per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss)  Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1	Q2
	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss)	11,883	16,013	(33,140)	5,715	471	2,772	(76,108)
Share-based compensation charges	6,948	8,168	6,979	7,853	29,948	10,439	6,516
Amortization of intangible assets	251	279	279	247	1,056	913	911
Foreign exchange losses	618	29	83	1,237	1,967	539	483
Other	(40)	(73)	317	1,711	1,915	(79)	608
Adjusted net income/(loss)	19,660	24,416	(25,482)	16,763	35,357	14,584	(67,590)

Shares used in computing adjusted net income/(loss) per share:
GAAP diluted weighted average shares outstanding	69,342	69,225	68,859	69,862	69,443	69,733	69,201
Additional performance units	390	796	858	904	724	1,640	1,687
Adjusted weighted average shares outstanding	69,732	70,021	69,717	70,766	70,167	71,373	70,888

Adjusted net income/(loss) per share	0.28	0.35	(0.37)	0.24	0.50	0.20	(0.95)

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